			     UNITED STATES
		  SECURITIES AND EXCHANGE COMMISSION
			Washington, D.C. 20549

			       Form 11-K


(Mark One)

[ X ]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
	    EXCHANGE ACT OF 1934

	    For the fiscal year ended December 31, 2001

[   ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
	  SECURITIES EXCHANGE ACT OF 1934

	  For the transition period from ______________ to __________________



		    Commission file number:  1-2191



		 BROWN SHOE COMPANY, INC. SAVINGS PLAN
		       (Full title of the plan)



		       BROWN SHOE COMPANY, INC.
			 8300 Maryland Avenue
		       St. Louis, Missouri 63105
      (Name of issuer of the securities held pursuant to the plan
	    and address of its principal executive office)

Financial Statements and Schedule

BROWN SHOE COMPANY, INC. SAVINGS PLAN

December 31, 2001







Report of Independent Auditors . . . . . . . . . . . . . . . . . . 1

Statements of Net Assets Available for Benefits. . . . . . . . . . 2

Statements of Changes in Net Assets Available for Benefits . . . . 3

Notes to Financial Statements. . . . . . . . . . . . . . . . . . . 4

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) . .10

Schedule H, Line 4j - Schedule of Reportable Transactions. . . . .11

Signature. . . . . . . . . . . . . . . . . . . . . . . . . . . . .12


Consent of Independent Accountants . . . . . . . . . . . . . . . .13


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	       Report of Independent Auditors

The Plan Administrator
Brown Shoe Company, Inc. Savings Plan

We have audited the accompanying statements of net assets available for benefits of Brown Shoe Company, Inc. Savings Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2001 and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.



					/s/Ernst & Young LLP

June 14, 2002
St. Louis, Missouri

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

BROWN SHOE COMPANY, INC. SAVINGS PLAN



					   December 31, 2001                              December 31, 2000
				-------------------------------------------     -------------------------------------------
				Non-Participant-  Participant-                  Non-Participant-  Participant-
				    Directed        Directed       Total            Directed         Directed      Total
				----------------  ------------  -----------     ----------------  ------------  -----------
Cash                            $              -  $      7,614  $     7,614     $              -  $     10,079  $    10,079

Investments--at fair value            16,273,346    56,893,031   73,166,377           12,758,507    60,608,182   73,366,689

Outstanding loans                              -     1,547,718    1,547,718                    -     1,354,005    1,354,005

Accrued investment income                  1,238         5,720        6,958               95,757        58,317      154,074

Pending purchases                         59,730             -       59,730                    -             -            -
				----------------  ------------  -----------     ----------------  ------------  -----------

Net assets available
   for benefits                 $     16,334,314  $ 58,454,083  $74,788,397     $     12,854,264  $ 62,030,583  $74,884,847
				================  ============  ===========     ================  ============  ===========


See accompanying notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

BROWN SHOE COMPANY, INC. SAVINGS PLAN



				     For the Year Ended December 31, 2001              For the Year Ended December 31, 2000
				 ---------------------------------------------     ---------------------------------------------
				 Non-Participant-   Participant-                   Non-Participant-   Participant-
				     Directed         Directed        Total            Directed         Directed        Total
				 ----------------   ------------   -----------     ----------------   ------------   -----------

Employer contributions           $      2,673,911   $          -   $ 2,673,911     $      2,519,361   $          -   $ 2,519,361

Employee contributions                          -      7,271,589     7,271,589                    -      6,801,305     6,801,305

Investment income                         314,065      1,685,628     1,999,693              388,255      3,128,845     3,517,100

Interest income on loans                        -        127,245       127,245                    -        119,921       119,921

Net realized and unrealized
   (loss) gain on investments           2,880,432     (5,129,264)   (2,248,832)            (320,050)    (5,127,451)   (5,447,501)

Participant transfers                    (787,332)       787,332             -                    -              -             -

Withdrawals                            (1,601,026)    (8,319,030)   (9,920,056)          (1,031,188)    (6,816,716)   (7,847,904)
				 ----------------   ------------   -----------     ----------------   ------------   -----------

Net change                              3,480,050     (3,576,500)      (96,450)           1,556,378     (1,894,096)     (337,718)

Net assets available for
   benefits at beginning of year       12,854,264     62,030,583    74,884,847           11,297,886     63,924,679    75,222,565

				 ----------------   ------------   -----------     ----------------   ------------   -----------
Net assets available for
   benefits at end of year       $     16,334,314   $ 58,454,083   $74,788,397     $     12,854,264   $ 62,030,583   $74,884,847
				 ================   ============   ===========     ================   ============   ===========



See accompanying notes to financial statements

NOTES TO FINANCIAL STATEMENTS

BROWN SHOE COMPANY, INC. SAVINGS PLAN

December 31, 2001


NOTE A--DESCRIPTION OF THE PLAN

The following description of Brown Shoe Company, Inc. Savings Plan (the "Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

Effective June 1, 2001, The Chicago Trust Company was appointed as the trustee of the Plan. The Plan was amended and restated effective December 7, 1997.

General
-------

The Plan is a contributory 401(k) savings plan which covers salaried and selected hourly employees of Brown Shoe Company, Inc. (the "Company") and electing affiliates. Salaried and selected hourly employees are eligible to participate in the Plan beginning in the month following the date of hire after eligibility requirements are met. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions
-------------

Participants may annually contribute up to 20 percent of eligible compensation, as defined in the Plan. Effective January 1, 2002, contribution limits were increased to 30 percent of eligible compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company contributes 75 percent of the first 2 percent and 50 percent of any amounts between 2 and 6 percent of eligible compensation that a participant contributes to the Plan. All employer contributions are invested in the Company's common stock. Contributions are subject to applicable limitations.

Participant Accounts
--------------------

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and
(b) plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

BROWN SHOE COMPANY, INC. SAVINGS PLAN


NOTE A--DESCRIPTION OF THE PLAN--Continued

Vesting
-------

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution portion of their accounts is based on years of service, which was five years through December 31, 2001, but reduced to three years on January 1, 2002. Forfeitures of nonvested Company matching contributions are used to reduce future Company contributions.

Investment Options
------------------

Upon enrollment in the Plan, a participant may direct employee contributions in any of eight investment fund choices offered by the Plan. The investment options are trusteed mutual funds. The mix of investments may be changed from one fund to another on a daily basis by participants.

Participant Loans
-----------------

Participants may borrow from their fund accounts, excluding employer matching contributions held in Company stock, a minimum of $1,000 up to a maximum of $50,000 or 50 percent of the participant's account balance, whichever is less. Loan terms range from 1 year to 15 years. Principal and interest is paid ratably through payroll deductions. Interest rates are determined based on current lending rates and are fixed for the term of the loan.

Participant Transfers
---------------------

Effective August 1, 2001, a Company stock diversification option was added to the Plan. Under the new option, Plan participants attaining age 55 or older may diversify their investment in Company common stock by transferring all or part of such holdings in their account to other investment fund choices offered by the Plan. Such transfers totaled $787,332 in 2001.

Payment of Benefits
-------------------

Participants may withdraw their contributions while still an employee only if they suffer a substantial financial hardship that cannot otherwise be relieved. Substantial financial hardship is defined as an event which requires funds that are not less than 1/12 of a participant's annual pay or $1,000. On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or annual installments over an annuity period. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

BROWN SHOE COMPANY, INC. SAVINGS PLAN


NOTE A--DESCRIPTION OF THE PLAN--Continued

Termination
-----------

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

Plan Expenses
-------------

All expenses incurred in connection with the operation of the Plan are paid by the Plan sponsor with the exception of certain investment related expenses which are netted against investment earnings.

Basis of Accounting
-------------------

The financial statements of the Plan are presented on the accrual basis.

Investment Valuation
--------------------

Equity securities, which are traded on security exchanges, and mutual funds are valued at fair value based on quoted market values.

Contributions
-------------

Contributions of participants and matching Company contributions are remitted by the Company to the trustee on a biweekly basis.

Use of Estimates
----------------

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Other
-----

The Company believes the Plan conforms with the requirements of ERISA.

BROWN SHOE COMPANY, INC. SAVINGS PLAN


NOTE B--INVESTMENTS

During 2001 and 2000, the Plan's investments depreciated in fair value by $2,248,832 and $5,447,501, respectively, as follows:



				     Net Appreciation       Fair Value
				    (Depreciation) in         at End
				  Fair Value During Year      of Year
				  ----------------------    -----------
Year Ended December 31, 2001
----------------------------
Brown Shoe Stock Fund                  $ 2,880,432          $16,273,346
Short-Term Income Fund                     126,189            8,565,178
Money Market Fund                                -            4,398,618
Balanced Fund                              (16,270)           4,381,058
Growth and Income Fund                    (643,307)          17,771,259
Equity Index Fund                       (1,810,832)          10,560,538
Common Stock Fund                       (2,785,044)          11,216,380
				       -----------          -----------
				       $(2,248,832)         $73,166,377
				       ===========          ===========


Year Ended December 31, 2000
----------------------------

Brown Shoe Stock Fund                  $  (320,050)         $12,758,507
Short-Term Income Fund                     125,856            7,398,330
Money Market Fund                                -            4,239,875
Balanced Fund                              219,780            4,528,904
Growth and Income Fund                     464,007           15,331,544
Equity Index Fund                       (1,427,466)          12,573,353
Common Stock Fund                       (4,509,628)          16,536,176
				       -----------          -----------
				       $(5,447,501)         $73,366,689
				       ===========          ===========


BROWN SHOE COMPANY, INC. SAVINGS PLAN


NOTE B--INVESTMENTS--Continued

The fair value of individual investments that represent 5 percent or more of the Plan's net assets is as follows:


						 December 31,   December 31,
						     2001           2000
						 ------------   ------------
Brown Shoe Company, Inc. Common Stock*
    (2001--938,456 shares;
     2000--915,326 shares)                       $15,240,525    $11,899,238

Chicago Capital Money Market Fund                  5,431,439              -
Galaxy Institutional Treasury Money Market Fund            -      5,099,144
Chicago Capital Bond Fund                          8,565,178              -
Galaxy Short-Term Bond Fund                                -      7,398,330
Montag & Caldwell Balanced Fund                    4,381,058              -
George Putnam Fund of Boston                               -      4,528,904
Dodge & Cox Stock Fund                             17,771,259             -
Putnam Fund for Growth and Income                           -    15,331,544
Vanguard Institutional Index Fund                  10,560,538             -
Fidelity Spartan U.S. Equity Index Fund                     -    12,573,353
Montag & Caldwell Growth Fund                       6,866,245             -
Putnam Voyager Fund                                         -    10,759,687
Euro Pacific Growth Fund                            4,139,519             -
Putnam International Growth Fund                            -     5,776,489

    *Non-participant-directed.



The total non-participant-directed investments consist of the following:



    Brown Shoe Company, Inc. Common Stock        $15,240,525    $11,899,238
    Chicago Capital Money Market Fund              1,032,821              -
    Galaxy Institutional Treasury
       Money Market Fund                                   -        859,269
						 -----------    -----------
						 $16,273,346    $12,758,507
						 ===========    ===========


BROWN SHOE COMPANY, INC. SAVINGS PLAN


NOTE C--RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:


					   December 31,     December 31,
					      2001             2000
					   ------------     ------------

Net assets available for benefits
   per the financial statements            $74,788,397      $74,884,847
Amounts allocated to
   withdrawing participants                 (1,365,467)        (996,914)
					   -----------      -----------
Net assets available for benefits
   per the Form 5500                       $73,422,930      $73,887,933
					   ===========      ===========



Following is a reconciliation of withdrawals by participants per the financial statements to the Form 5500:


						    Year Ended
					   -----------------------------
					   December 31,     December 31,
					       2001             2000
					   ------------     ------------

Withdrawals by participants per
   the financial statements                $ 9,920,056      $  7,847,904
Less:  Amounts allocated to
   withdrawing participants at
   December 31, 2000 and 1999                 (996,914)         (986,272)
Add:  Amounts allocated to
   withdrawing participants at
   December 31, 2001 and 2000                1,365,467           996,914
					   -----------     -------------

Withdrawals by participants per
   the Form 5500                           $10,288,609      $  7,858,546
					   ===========      ============



Amounts allocated to withdrawing participants are recorded on the Form 5500 for withdrawal requests that have been processed and approved for payment prior to December 31, 2001 and 2000, respectively, but not yet paid as of these dates.



NOTE D--FEDERAL INCOME TAXES

The Plan has received a determination letter from the Internal Revenue Service ("IRS") dated April 10, 1997, stating the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to the IRS determination letter. Most recently, the Plan was amended and restated effective December 7, 1997; the plan administrator has applied for a new determination letter covering the restated Plan. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt.

BROWN SHOE COMPANY, INC. SAVINGS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN 43-0197190 PLAN 006

December 31, 2001



Par Value or
No. of Shares   Description                                   Cost       Current Value
-------------   -----------                                -----------   -------------

		Brown Shoe Stock Fund
		---------------------

   938,456      Brown Shoe Company, Inc. Common Stock *    $18,750,911    $15,240,525
 1,032,821      Chicago Capital Money Market Fund            1,032,821      1,032,821
							   -----------    -----------
							   $19,783,732    $16,273,346
							   ===========    ===========

		Short-Term Income Fund
		----------------------

   852,892      Chicago Capital Bond Fund                                 $ 8,565,178
									  ===========


		Money Market Fund
		-----------------

 4,398,618      Chicago Capital Money Market Fund                         $ 4,398,618
									  ===========

		Balanced Fund
		-------------

   256,931      Montag & Caldwell Balanced Fund                           $ 4,381,058
									  ===========


		Growth and Income Fund
		----------------------

   176,510      Dodge & Cox Stock Fund                                    $17,771,259
									  ===========


		Equity Index Fund
		-----------------

   100,435      Vanguard Institutional Index Fund                         $10,560,538
									  ===========


		Common Stock Fund
		-----------------

   280,222      Montag & Caldwell Growth Fund                             $ 6,866,245
   153,440      Euro Pacific Growth Fund                                    4,139,519
    11,211      Brazos Small Cap Fund                                         210,616
									  -----------
									  $11,216,380
									  ===========

		Loan Account
		------------

	 -      Participant loans, bearing interest
		   at rates ranging from 6.0 % to 10.5%
		   with maturities through 2015                           $ 1,547,718
									  ===========


		Total assets (held at end of year)                        $74,714,095
									  ===========



	* Party-in-interest to Plan



BROWN SHOE COMPANY, INC. SAVINGS PLAN

SCHEDULE H, LINE 4J - SCHEDULE OF REPORTABLE TRANSACTIONS

EIN 43-0197190 PLAN 006

Year Ended December 31, 2001




												Current Value
      Identity of             Description of          Purchase                     Cost of       of Asset on       Net Gain
    Party Involved                 Asset                Price     Selling Price     Asset      Transaction Date    or (Loss)
----------------------   -------------------------   ----------   -------------   ----------   ----------------    ---------


Chicago Trust and        Brown Shoe Company,  Inc.   $2,525,480   $           -   $2,525,480   $      2,525,480    $      -
   Fleet National Bank     Stock                              -       1,738,407    2,426,357          1,738,407    (687,950)



			      SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Brown Shoe Company, Inc. Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





Date:  June 26, 2001               BROWN SHOE COMPANY, INC. SAVINGS PLAN



					   /s/ Andrew M. Rosen
				   --------------------------------------
					     Andrew M. Rosen
				   Chief Financial Officer and Treasurer
				    On Behalf of the Corporation as the
					Principal Financial Officer